UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14F-1 PROMULGATED THEREUNDER



                                SUNNINGDALE, INC.
        (Exact name of registrant as specified in its corporate charter)


                           Commission File No.: 1-9431


                Delaware                               94-3012230
--------------------------------------------------------------------------------
     (State or other jurisdiction of      (I.R.S. Employer Identification No.)
     Incorporation or Organization)

   936A Beachland Boulevard, Suite 13
             Vero Beach, FL                              32963
--------------------------------------------------------------------------------
(Address of Principal Executive Offices)               (Zip Code)


                                 (772) 231-7544
--------------------------------------------------------------------------------
              (Registrant's telephone number, including area code)

                                       N/A
--------------------------------------------------------------------------------
          (Former name or former address, if changed since last report)


                                 October 6, 2004

                                SUNNINGDALE, INC.

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14F-1 PROMULGATED THEREUNDER


THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.


                                  INTRODUCTION

         This Information Statement is being furnished to stockholders of record as of October 5, 2004 of the outstanding shares of common stock, par value $0.0001 (the "Common Stock") of Sunningdale, Inc., a Delaware corporation (the "Company"), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder, in connection with the issuance of certain shares of Common Stock pursuant to a Share Exchange Agreement (the "Exchange Agreement") dated as of September 22, 2004, by and among the Company, Advanced Aluminium Group, Ltd., a company formed and organized under the laws of the United Kingdom ("AAG"), the stockholders of AAG (the "AAG Stockholders'), and Keating Reverse Merger Fund, LLC, a Delaware limited liability company ("KRM Fund").

         The Exchange Agreement provides that the Company's current sole director and officer, Kevin R. Keating, shall resign effective as of the Closing Date (as defined in the Exchange Agreement) and that the Company shall appoint Nicholas A. Shrager, Charles K. Howe and David W. Beale as the directors of the Company. Effective as of the Closing Date, Nicholas A. Shrager will become the Chairman, Chief Executive Officer and President, Charles K. Howe will become Executive Vice President and Secretary, and Steven B. Goodacre will become
Chief Financial Officer and Treasurer. The Company will, to the extent permitted by applicable law, secure the resignation of, or remove, Kevin R. Keating as the existing sole director and officer so as to enable the above persons to be appointed as directors and officers in accordance with the Exchange Agreement. Kevin R. Keating has indicated his intent to resign on the Closing Date.

         This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder.

         No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to the Company's stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company's directors occurs (otherwise than at a meeting of the Company's stockholders). Accordingly, the closing of the transactions contemplated under the Exchange Agreement ("Closing") and the resulting change in a majority of the Company's directors will not occur until at least 10 days following the mailing of this Information Statement. The Information will be mailed to the Company's stockholders of record on or about October 6, 2004.

                     PROPOSED CHANGE IN CONTROL TRANSACTION

         On September 22, 2004, the Company entered into the Exchange Agreement, which provides that, on the Closing Date, the Company will acquire all of the outstanding capital stock of AAG in exchange for the Company's issuance to the AAG Stockholders of 2,295,000 shares of the Company's Common Stock. the Company will issue to the AAG Stockholders shares of the 2,295,000 shares of the Company's Common Stock. Immediately following the Closing, AAG stockholders will own 90% of the issued and outstanding shares of the Company's Common Stock.

         Effective as of the Closing, Kevin R. Keating will resign as sole director of the Company, and the newly-appointed board of directors of the Company will consist of Nicholas A. Shrager, Charles K. Howe, and David W. Beale. Two director positions will remain vacant following the Closing, but these vacant positions are expected to be filled within thirty (30) days following Closing. Pursuant to the Exchange Agreement and certain Voting Agreement, one of the vacant director positions will be filled by a person designated by KRM Fund, which person shall be an independent director and a financial expert, qualified and available to serve on the Company's audit and compensation committee, and otherwise acceptable to the AAG Stockholders ("KRM Fund Designee"). Under the terms of the Voting Agreement, the AAG Stockholders have agreed to vote their shares of the Company's Common Stock to elect the KRM Fund Designee to the Company's board for a period of one year following the Closing. Under the terms of the Exchange Agreement, the remaining vacant director position will be a person selected by the AAG stockholders and will be an independent director.

         The Company's completion of the transactions contemplated under the Exchange Agreement are subject to the satisfaction of certain contingencies including, without limitation, AAG's delivery of audited and proforma financial information acceptable to the Company, and compliance with regulatory requirements. The sole director of the Company has approved the Exchange Agreement and the transactions contemplated thereunder. The directors and stockholders of AAG have approved the Exchange Agreement and the transactions contemplated thereunder.

         A copy of the Exchange Agreement has been filed as Exhibit 2.1 to the Form 8-K filed by the Company on September 22, 2004.


                                VOTING SECURITIES

         The Company's Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company's shareholders. Each share of common stock entitles the holder thereof to one vote. As of October 5, 2004, there were 255,000 shares of the Company's Common Stock outstanding.

                               COMPANY'S BUSINESS

         The Company is currently a public "shell" company with nominal assets whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which the Company would acquire a target company with an operating business with the intent of continuing the acquired company's business as a publicly held entity.


                                 AAG'S BUSINESS


         AAG is a diversified producer of aluminum extrusions and manufactured parts located in the United Kingdom. Formed in October 2003, AAG brought together several well-established companies in order to provide complete one-stop aluminum extrusion services. AAG operates through the following wholly owned subsidiaries:

         Seco Aluminium Limited. Since 1965, Seco Aluminium Limited ("Seco") has been a leading provider of aluminum extrusion design and production services and specializes in meeting just-in-time delivery schedules. Seco provides complete supply-chain management including component design, fabrication, warehousing and delivery. Seco currently has about 130 employees. AAG acquired Seco in October 2003.

         WHJ Fagg and Son. WHJ Fagg and Son ("Fagg"), formed in 1965, provides precision engineering, tool making and volume production of machined aluminum components primarily for the automotive industry. Fagg currently has about 60 employees. AAG acquired Fagg in January 2004.

         Extrusions Direct. Extrusions Direct, a division of Seco, specializes in extrusion design, aluminum forming and machining, and aluminum welding and provides complete product manufacturing, assembly, warehousing and delivery.

         Climatix. Climatix specializes in the architectural design and manufacturing of heating and ventilating air conditioning systems.

         Aluminum is a high strength, lightweight, corrosive resistant, structural material that continues to replace steel, wood and other traditional materials due to its design versatility, low cost tooling and recycling ability. Aluminum extrusions are used by AAG's customers in a variety of products and industries including aerospace, automotive, hospitals, railway coaches and architectural applications (doors, windows and conservatories).

         AAG's companies are ISO accredited and its facilities are located in Essex, United Kingdom. It is presently negotiating for the purchase of a new factory in the Czech Republic in order to supply new and existing clients whose manufacturing facilities are located in the Czech Republic and southern Poland.

                             DIRECTORS AND OFFICERS


         The following table sets forth the names, positions and ages of the Company's current executive officers and directors. All of the Company's directors serve until the next annual meeting of shareholders or until their successors are elected and qualify. Officers are elected by the board of directors and their terms of office are at the discretion of the board of directors.

        NAME                             AGE        POSITION                                   HELD SINCE
        -----------------------------    -------    ---------------------------------------    ----------------
        Kevin R. Keating                 64         President, Secretary, Treasurer,           2003 (1)
                                                    Director



     (1) Kevin R. Keating became President on April 4, 2003 and a director on April 14, 2003. Mr. Keating resigned from these positions effective November 5, 2003. Mr. Keating was subsequently appointed director, President, Secretary and Treasurer effective April 15, 2004.

         Kevin R. Keating, sole Director, President, Secretary and Treasurer, is an investment executive and for the past nine years has been the Branch Manager of the Vero Beach, Florida, office of Brookstreet Securities Corporation. Brookstreet is a full-service, national network of independent investment professionals. Mr. Keating services the investment needs of private clients with special emphasis on equities. For more than 35 years, he has been engaged in various aspects of the investment brokerage business. Mr. Keating began his Wall Street career with the First Boston Company in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. Since 1982, he has been associated with a variety of firms as a registered representative servicing the needs of individual investors.

                      COMMITTEES OF THE BOARD OF DIRECTORS

         The Company intends to form an audit committee shortly after the Closing Date. The Company's board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The board of directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. One of the director positions to be filled within 30 days of the Closing Date will be a director who is an "audit committee financial expert". Accordingly, the board of directors believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

         The Company does not have a standing compensation or nominating committee or committees performing similar functions because it has no meaningful operations and has no employees. The Company determined not to establish a nominating committee at this time in view of changes in the composition of the Board of Directors that will occur on the Closing Date. Previously, nominations were determined by the members of the then existing Board of Directors.

                        DIRECTOR AND OFFICER COMPENSATION

         The following table sets forth the compensation awarded by the Company for the fiscal year ended December 31, 2003 to the Company's named executive officers.

                                                                        LONG TERM COMPENSATION/
             NAME AND PRINCIPAL                  ANNUAL COMPENSATION/    SECURITIES UNDERLYING
                  POSITION             YEAR             SALARY                  OPTIONS          ALL OTHER COMPENSATION
         --------------------------- ---------  ----------------------- ------------------------------------------------
         Kevin R. Keating (1)          2003              None                     None                    (2)
         President

(1) Kevin R. Keating became President on April 4, 2003 and a director on April 14, 2003. Mr. Keating resigned form these positions effective November 5, 2003. Mr. Keating was subsequently appointed director, President, Secretary and Treasurer effective April 15, 2004.

(2) On June 3, 2003, the Company issued Mr. Keating 50,000 shares of its common stock (without giving effect to 1-for-5 reverse stock split effective January 2004) in consideration for services rendered by him.

         There was no other compensation paid to Kevin R. Keating during 2003 and 2004 in his capacity as an officer or director of the Company. There were no option grants to Kevin R. Keating during the fiscal year ended December 31, 2003, and no options were exercised by Kevin R. Keating during the fiscal year ended December 31, 2003.

                           NEW DIRECTORS AND OFFICERS

         The Exchange Agreement provides that, on the Closing Date, the current directors and officers of the Company shall resign and the Company shall appoint the following persons as executive officers and directors of the Company.

              Name                    Age                                Position
---------------------------------- ---------- ---------------------------------------------------------------
Nicholas A. Shrager                   57      Chairman, Chief Executive Officer, President and Director
Charles K. Howe                       69      Executive Vice President, Secretary and Director
Steven B. Goodacre                    47      Chief Financial Officer and Treasurer
David W. Beale                        63      Director


      Nicholas A. Shrager was one of the two co-founders and directors of Advanced Aluminium Group Limited in 2003, serving as Chief Executive Director of the company and each of its subsidiaries. He has served as Chairman of Riverside Business Solutions, a consulting firm, since 1999. From 1987 until its sale in 1991, Mr. Shrager served as Chairman of The Shrager Group, a timber business in the United Kingdom. Mr. Shrager received an MBA from Southbank University in London where he specialized in international marketing.


      Charles K. Howe was one of the two co-founders and directors of Advanced Aluminium Group Limited in 2003. Since 1985, he has been a director of CH Resources Ltd, a business consultancy, through which he has held directorships in a number of manufacturing companies. From 1971 to 1985, he was a board member and then Chief Executive Officer of Crystalate Holdings plc, a United Kingdom public company primarily engaged in plastic moulding and acoustic and electronic components, particularly for the telephone industry. He is a classics graduate from Cambridge University and a Past Master of the Worshipful Company of Horners in the City of London, and Chairman of its Educational Charity Trust.

      Steven B. Goodacre joined Advanced Aluminium Group Limited as Interim Chief Financial Officer in April 2004. Since April 2002, he has been the Director of Blackwater Consulting Ltd., a financial recruitment and consultancy business. Mr. Goodacre was employed by Lehman Brothers Inc from 1990 to 2002, where he held various positions including Head of International Management Accounting, Finance & Operations, Director for Lehman's Global Equity Derivatives operation and Head of European Expense Management. Mr. Goodacre was promoted to Vice President in 1994 and Senior Vice President in 2000. Prior to joining Lehman, he spent seven years with Philip Morris, serving last as UK Financial Planning Manager.

      David William Beale has served as a director of Advanced Aluminium Group Limited since its acquisition of Seco Aluminum Limited in 2003 where Mr. Beale was employed in various senior positions since 1996. Prior thereto, he held senior positions with Boal UK Ltd (1992 to 1996), Stanton plc (1987 to 1992) and GEC Turbine Generators Ltd (1980 to 1987). He is the current Senior Vice President of the Aluminium Federation, a national non-profit organization representing the aluminum industry in the United Kingdom. He is graduate of Oxford University and a Chartered Engineer.


         Two director positions will remain vacant following the Closing, but these vacant positions are expected to be filled within thirty (30) days following Closing. Pursuant to the Exchange Agreement and a certain Voting Agreement, one of the vacant director positions will be filled by a person designated by KRM Fund, which person shall be an independent director and a financial expert, qualified and available to serve on the Company's audit and compensation committee, and otherwise acceptable to the AAG Stockholders ("KRM Fund Designee"). Under the terms of the Voting Agreement, the AAG Stockholders have agreed to vote their shares of the Company's Common Stock to elect the KRM Fund Designee to the Company's board for a period of one year following the Closing. Under the terms of the Exchange Agreement, the remaining vacant director position will be a person selected by the AAG stockholders and will be an independent director.

         To the Company's knowledge, neither none of the new officers or directors nor any of their affiliates currently beneficially owns any equity securities or rights to acquire any securities of the Company, and no such persons have been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, other than with respect to the transactions that have been described herein. To the best of the Company's knowledge, none of the new directors and officers have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.



                              SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The following table sets forth certain information regarding the Company's Common Stock beneficially owned on October 5, 2004 for (i) each stockholder known to be the beneficial owner of 5% or more of the Company's outstanding Common Stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. At October 5, 2004, the Company had 255,000 shares of Common Stock outstanding.

              NAME OF BENEFICIAL OWNER                 AMOUNT OF BENEFICIAL OWNERSHIP   PERCENT OF BENEFICIAL OWNERSHIP
 ----------------------------------------------------  -------------------------------  --------------------------------
 Kevin R. Keating                                                  10,000 (1)                      3.9%
 936A Beachland Boulevard, Suite 13
 Vero Beach, Florida 32963

 Keating Reverse Merger Fund, LLC                                  213,501 (2)                     83.7%
 5251 DTC Parkway, Suite 1090
 Greenwood Village, Colorado 80111

 All Executive Officers and Directors as a group                   10,000                          3.9%


(1) Kevin R. Keating is not affiliated with and has no equity interest in Keating Reverse Merger Fund, LLC and disclaims any beneficial interest in the shares of the Company's Common Stock owned by Keating Reverse Merger Fund, LLC.

(2) Keating Reverse Merger Fund, LLC is not owned by or affiliated with Kevin R. Keating and disclaims any beneficial interest in the shares of the Company's Common Stock owned by Kevin R. Keating.

         The following table sets forth certain information regarding the Company's Common Stock beneficially owned on October 5, 2004 for (i) each stockholder known to be the beneficial owner of 5% or more of the Company's outstanding Common Stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group, on a pro forma basis to reflect the transactions contemplated by the Exchange Agreement. Unless otherwise indicated, each person in the table will have sole voting and investment power with respect to the shares shown after the consummation of the transactions contemplated by the share exchange agreement.

         The following table does not give effect to the transactions contemplated by the Exchange Agreement. Pursuant to the Exchange Agreement, the Company will issue 2,295,000 shares of Common Stock to the AAG Stockholders. As a result, upon consummation of the transactions contemplated by the Exchange Agreement, the Company will have a total of 2,550,000 shares of Common Stock issued and outstanding of which 2,295,000, or approximately 90%, will be owned by the AAG Stockholders.


             NAME OF BENEFICIAL OWNER              AMOUNT OF BENEFICIAL OWNERSHIP      PERCENT OF BENEFICIAL OWNERSHIP
 ----------------------------------------------------------------------------------------------------------------------
 Nicholas A. Shrager (1)                                       1,397,655 (2)                          54.8%


 Charles K. Howe (1)                                             727,515 (3)                          28.5%


 David W. Beale (1)                                              55,080                               2.2%


 Steven B. Goodacre (1)                                              0                                0.0%


 Kevin R. Keating                                               10,000                                0.4%
 936A Beachland Boulevard, Suite 13
 Vero Beach, Florida 32963

 Keating Reverse Merger Fund, LLC                              213,501                                8.4%
 5251 DTC Parkway, Suite 1090
 Greenwood Village, Colorado 80111

 All Executive Officers and Directors as a group              2,180,250                              85.5%


(1)   Address is P.O. Box 177, Lingfield, Surrey RH7 6WZ, England.

(2) Includes 57,375 shares held in trust over which Nicholas A. Shrager has sole voting power.

(3) Includes 172,125 shares held in trust over which Charles K. Howe has sole voting power.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On June 10, 2004, the Company entered into a contract with Vero Management, L.L.C. ("Vero") for managerial and administrative services. Vero has not been engaged to provide, and Vero does not render, legal, accounting, auditing, investment banking or capital formation services. Kevin R. Keating is the manager of Vero. The term of the contract is for one year. In consideration of the services provided, Vero will be paid $1,000 for each month in which services are rendered.

         Kevin R. Keating, is the father of the principal member of Keating Investments, LLC, Keating Investments, LLC is the managing member of KRM Fund, which is the majority stockholder of the Company, and Keating Securities, LLC, the register broker-dealer affiliate of Keating Investments, LLC. Kevin R. Keating is not affiliated with and has no equity interest in Keating Investments, LLC, KRM Fund or Keating Securities, LLC and disclaims any beneficial interest in the shares of the Company's Common Stock owned by KRM Fund. Similarly, Keating Investments, LLC, KRM Fund and Keating Securities, LLC disclaim any beneficial interest in the shares of the Company's Common Stock currently owned by Kevin R. Keating.

         At or prior to the Closing, the Company will also enter into a certain financial advisory agreement with Keating Securities, LLC under which Keating Securities, LLC will be compensated by the Company for its advisory services rendered to the Company in connection with the closing of the transactions contemplated under the Exchange Agreement. The transaction advisory fee will be $150,000, with the payment thereof being subject to the Closing. The financial advisory agreement also appoints Keating Securities, LLC as the Company's exclusive placement agent for private and public offerings of the Company's securities during the one year period following the Closing.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company's securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of the Company's common stock are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to the Company, or written representations that no reports were required, the Company believes that for the fiscal year ended December 31, 2003 beneficial owners complied with Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of the Company's securities will file a Form 3 with the SEC and has had no change of ownership since such filing. Each of such necessary filings, as required to be made by Messrs. Nicholas A. Shrager, Charles K. Howe, David W. Beale and Steven B. Goodacre will be filed with the SEC after Closing pursuant to the Exchange Agreement.

                                    SIGNATURE


         In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                SUNNINGDALE, INC.
                                (Registrant)


                                By: /s/ Kevin R. Keating
                                   -------------------------------------
                                   Name: Kevin R. Keating
                                   Title: President


Dated: October 6, 2004